GEOMET, INC.

909 Fannin, Suite 3208

Houston, Texas 77010

July 26, 2006

Via EDGAR Electronic Transmission

and Facsimile: (202) 772-9369

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Ms. Mellissa Campbell Duru

Re:	GeoMet, Inc.

Registration Statement on Form S-1

File No. 333-131716

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, GeoMet, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 so that it becomes effective at 2:00 p.m., Eastern Time, on July 27, 2006, or as soon thereafter as practicable. The Registrant also requests that you withdraw its acceleration request dated July 24, 2006. Ms. Mellissa Campbell Duru has confirmed that the Commission has agreed to waive the 48-hour requirement promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as the request for acceleration had previously been made on July 24, 2006.

The Registrant is aware of its responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement. The Registrant hereby acknowledges that (a) if the Commission or its staff, acting pursuant to delegated authority, declares the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement; (b) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (c) the Registrant may not assert the Commission declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please call Dallas Parker of Thompson & Knight LLP at 713-951-5800 (facsimile (832) 397-8110 and email dallas.parker@tklaw.com).

Very truly yours,

GEOMET, INC.

By:	/s/ William C. Rankin
William C. Rankin
Executive Vice President and Chief Financial Officer